EXHIBIT 11

ROWAN COMPANIES, INC.
COMPUTATION OF BASIC AND
DILUTED INCOME PER SHARE
(in thousands except per share amounts)

	For the Year Ended December 31,
	2004	2003	2002
Weighted average shares of common stock outstanding	105,472	93,820	93,764
Stock options (treasury stock method)	1,016		735
Shares issuable from assumed conversion of floating rate subordinated debentures	645		893

Weighted average shares for diluted income per share calculation	107,133	93,820	95,392

Net income (loss) from continuing operations for basic calculation	$26,371	$(3,940)	$77,649
Charges related to dilutive securities

Net income (loss) from continuing operations for diluted calculation	$26,371	$(3,940)	$77,649

Basic income (loss) per share from continuing operations	$.25	$(.04)	$.83

Diluted income (loss) per share from continuing operations	$.25	$(.04)	$.81

     Note: Reference is made to Note 1 to Consolidated Financial Statements regarding computation of per share amounts.